Sub-Item 77C: Submission of matters to a vote of security holders

At special meeting of shareholders, held on February 11, 2002, shareholders of Fortis High Yield Portfolio (the "Fund") approved a proposed Agreement and Plan of Reorganization between Hartford-Fortis Series Fund, Inc. and The Hartford Mutual Funds, Inc. (the "Plan"). Shareholders approved the Plan with 9,449,412 shares voted FOR and 292,453 shares voted AGAINST the proposal (446,038 shares abstained).

Under the terms of the Plan, and pursuant to the approval of the Fund's shareholders, the assets of the Fund were acquired by The Hartford High Yield Fund (the "Hartford Fund"), a series of The Hartford Mutual Funds, Inc., on February 15, 2002. The Hartford Fund acquired the Fund's assets in exchange for the Hartford Fund's shares, which were distributed pro rata by the Fund to the holders of its shares on February 15, 2002, in complete liquidation of the Fund.